Exhibit 99.1

BriaCell Partners with Waisman Biomanufacturing

to Manufacture and Supply Prostate Cancer Immunotherapy

●	Extended survival and tumor shrinkage in advanced breast cancer patients who matched the immunotherapy HLA types, lead to the development of BriaCell’s prostate cancer program based on the patient’s HLA type.
●	Bria-Pros™ is a novel off-the-shelf personalized immunotherapy approach to treating prostate cancer.
●	Waisman Biomanufacturing has entered an agreement with BriaCell to manufacture clinical supplies for BriaCell’s anticipated clinical trial in advanced prostate cancer.

PHILADELPHIA, PA and VANCOUVER, British Columbia, July 5, 2022— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX: BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for cancer, has entered a manufacturing service agreement with Waisman Biomanufacturing at the University of Wisconsin–Madison (Waisman), to manufacture Bria-Pros™, BriaCell’s off-the-shelf personalized immunotherapy for prostate cancer, for anticipated use in clinical studies. Waisman is a leading contract manufacturing organization (CMO) with experience in the manufacturing of cellular therapies for clinical trials.

Under the terms of the agreement, Waisman will be responsible for good manufacturing practice (GMP) manufacturing of Bria-Pros™ for anticipated use in clinical studies. Waisman’s expert team will be working closely with BriaCell’s scientific and product development teams to ensure timely production of Bria-Pros™ in compliance with applicable regulatory requirements by the FDA.

Bria-Pros™ is a novel off-the-shelf personalized immunotherapy for prostate cancer. It includes multiple Human leukocyte antigen (HLA)-specific immunotherapy cell lines that will be administered to patients based on each patient’s HLA type. BriaCell has been developing Bria-Pros™ as a potentially safe and effective personalized immunotherapy treatment for advanced prostate cancer.

BriaCell’s Phase I/II trial in prostate cancer is expected to follow upon the completion of the manufacturing, testing, and the related regulatory filings.

“We are very excited to partner with the scientists and experts at Waisman, a leading CMO with extensive experience in the manufacturing of clinical grade cellular therapies, to ensure the rapid production of high-quality immunotherapy supplies for our upcoming clinical trial in prostate cancer. Additionally, this agreement will provide a starting point for our future service agreements as we expand our personalized immunotherapy pipeline into other cancer fields,” stated Dr. Williams, BriaCell’s President & CEO. “We believe that our novel off-the-shelf personalized immunotherapy may offer a safe and effective targeted personalized treatment option for advanced prostate cancer patients who failed the current standard of care,” Dr. Williams added.

According to 2022 Cancer Facts & Figures, prostate cancer, aside from lung cancer, is the most common cancer among men. With an estimated 268,490 new cases diagnosed, 34,500 of men are expected to die of prostate cancer in 2022 making it the second leading cause of cancer death among men. Current treatments for metastatic prostate cancer include immunotherapy, hormone therapy, chemotherapy and targeted treatments. However, none of these treatments are curative. Novel approaches are needed for advanced prostate cancer.

About Waisman Biomanufacturing

With its state-of-art production facility in Madison, WI, and its expert personnel, Waisman Biomanufacturing has become a leading GMP contract manufacturing organization (CMO) which manufactures a wide range of biotherapeutics for clinical trials. The products include gene therapies, cell therapeutics, and both therapeutic and prophylactic vaccines. More information is available at: https://gmpbio.org.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Examples of forward-looking statements in this news release include, among others, statements that the Company makes regarding: (i) the timely production of Bria-Pros™ in compliance with applicable regulatory requirements by the FDA; (ii) the timing, occurrence, and results of BriaCell’s Phase I/II clinical trials in prostate cancer; (iii) any expected outcomes of BriaCell’s contract with Waisman; and (iv) the potential to develop a safe and effective immunotherapy for advanced prostate cancer. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under the heading “Risk Factors” in the Company’s most recent Annual Information Form, and under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:

William V. Williams, MD

President & CEO

1-888-485-6340

info@briacell.com

Media Relations:

Jules Abraham

Director of Public Relations

CORE IR

917-885-7378

julesa@coreir.com

Investor Relations Contact:

CORE IR

investors@briacell.com